Exhibit 6.9

TECHNOLOGY SUBLICENSE AGREEMENT

BETWEEN

ENERGY EXPLORATION TECHNOLOGIES, INC.

AND

PROFMOF, AS.

FOR ZIRCONIUM BASED MOF (UIO-66) COMPOSITION OF MATTER PATENT

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This Technology Sublicense Agreement (“Sublicense Agreement”) is entered into as of day that it is signed by the last of the Parties (“Effective Date”) by and between Energy Exploration Technologies, Inc., a company incorporated and existing under the laws of the Commonwealth of Puerto Rico, with its address at 65 Green Villas Dr. #21, Dorado, PR 00646 (“EnergyX” or “Sublicensee”), and ProfMOF AS, org. no. 915 786 979, a company duly incorporated and existing under the laws of Norway with registered office at Kirkegardsveien 45 3616 Kongsberg, (“ProfMOF” or “Sublicensor”). Sublicensor and Sublicensee may hereafter be referred to each individually as a (“Party”) and collectively the (“Parties”).

RECITALS

WHEREAS, ProfMOF is a Party to a patent license agreement, dated July 17, 2020, between ProfMOF, Inven2, Universite Versailles Saint-Quentin En Yveslines, with an address at 55 Avenue de Paris, 78035 Versailles Cedex, and Centre National de la Recherche Scientifique, with an address at 3, rue Michel-Ange, 75794 Paris Cedex 16, in which ProfMOF was granted and holds an exclusive license under the Composition Patent (defined below) to make and use Products (defined below) within the field of development, production and sales for industrial, commercial use, meaning bulk-sales business to business (“MOF License”); and

WHEREAS ProfMOF represents that the inventors of the technology licensed to ProfMOF under the MOF License were Jasmina Hafizovic, Unni Olsbye. Nathalie Gulliou, Soren Jacobsen, and Karl Petter Lillerud (collectively the “Inventors”). The Inventors were fully employed at the time of the invention at either Inven2, UVSQ, CNRS, or an institution represented by one of the above with full rights and authority; and

WHEREAS the Inventors have developed the zirconium metal organic framework technology, as reported to Inven2 in Disclosure of Invention (DOFI) B-08003 (Ultrastable Zirconium-MetalOrganicFramework), and which has been further protected in patents US8653292, US9114348 and EP2291384B1 validated in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden, Switzerland, United Kingdom, Turkey and Poland; and

WHEREAS Inven2 acts as the authorized manager, representing eighty (80%) percent ownership of the technology in licensing the MOF License to ProfMOF; and

WHEREAS Sublicensee in accordance with this Sublicense Agreement aims to develop the Products and related technology within the Field of Use (defined below) further towards commercialization; and

WHEREAS Sublicensee wishes to practice the technology of the Composition Patent in the Field of Use in the Territory (as defined below), and Sublicensor is willing to grant to Sublicensee a sublicense under the terms of this Sublicense Agreement; and

WHEREAS, EnergyX acknowledges and has been made aware that ProfMOF has certain duties and obligations set forth in the MOF License, and the Parties agree that the terms of this Sublicense Agreement are consistent with those duties and obligations.

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NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants as set forth herein and other good and valuable consideration, EnergyX and ProfMOF agree as follows:

1.	Definitions.

1.1

“Affiliate’’ means any person, company or other business entity that is controlled by, controls, or is under common control with a Party. For the purposes hereof “control” means the holding of the majority of the outstanding equity interest or voting rights, or the rights to appoint the majority of the directors.

1.2

“Change of Control” means (a) a merger or consolidation of one Party with a third party, which results in the voting securities of the Party outstanding immediately prior to the merger or consolidation ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger or consolidation, (b) a third party, together with its Affiliates, becoming the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of a Party; or (c) the sale or other transfer of all or substantially all of the assets of a Party to a third person.

1.3

“Composition Patent” means PCT/GB2009/001087, US Patent Application 12/989,641, European Application 22913384 and the inventions, reductions to practice, patents and patent applications listed in Schedule 1 (which may be updated by the Parties from time to time to include additional patents or applications), together with all patents and applications that issue therefrom or claim priority thereto, and all continuations, continuations-in-part, divisionals, extensions, substitutions, reissues, re-examinations, and renewals of any of the foregoing, as well as any and all foreign counterparts of any of the foregoing.

1.4

“Data” means recorded information in any form or on any media, including without limitation, know-how, production data, test results, algorithms, assembly and testing files, drawings, designs diagrams, specifications, computer programs, source code, object code, programmer comments, development materials, pseudo code, design assurance data and other tangible information and all intellectual property rights associated therewith.

1.5	“Disclosing Party” is defined in Section 9.

1.6	“Effective Date” is defined as the day this Sublicense Agreement is signed by the last of the Parties.

1.7

“Factory Price” means price ex-factory, of powder to distributor or Shaper, excluding VAT taxes, other taxes, duties, tariffs, and transport costs (ex-works price before forming). Pricing between Affiliates must be at arm’s length. For avoidance of doubt, if sales occur between Sublicensee and an Affiliate, Sublicensor may choose that the Factory Price in those transactions be identical to the average selling price of the Product to third parties in the royalty period in question, provided that the sales are made in the same geographical area, for the same or a similar application, at similar shipments or total combined volume (“one off’, or long delivery contract) and other commercially important parameters for legitimate price differentiation.

1.8	“Field of Use” (Field or FOU)

A.	These licensed areas are intended to be exclusive to and transferable (assignable and sublicensable) by EnergyX:

1.	Use of MOFs for Lithium extraction and/or refining from all sources, including but not limited to water/brine, oil, and any other sources etc.

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2.	Use of MOFs for electrolytes and/or electrodes or other components or materials in lithium batteries. Including systems, apparatus etc.

3.	Use of MOFs for transfer, separation, extraction and/or refining of ionic materials from all sources.

4.	Use of MOFs for transfer, separation, extraction and/or refining of minerals, metals, and salts from all sources.

B.	These areas are Examples of licensed non-transferrable, non-exclusive rights to EnergyX with rights to sublicense:

1.

To the extent not already covered in Part A above, Use of MOFs in MMMs for any purposes. The term “MMMs” or “Mixed Matrix Membranes” means MOFs in or on a carrier or support, comprising a polymeric material, for example MMMs as described in PCT Patent Application No. PCT/US2020/047953.

2.	To the extent not already covered in Part A. above, use of MOFs for general resource recovery, for example, processing liquids for extracting materials for energy production

3.	To the extent not already covered in Part A. above, use of MOFs for water purification.

4.	To the extent not already covered in Part A. above, use of MOFs for absorption of ions, salts, metals and/or minerals. (redundant, but ok)

C.	These are not currently licensed, but may be licensed to EnergyX and its partners in the future to expand business development for ProfMOF and EnergyX:

1.

Use of MOFs as catalysts to the extent such use is not covered by Part A. Any application of MOFs where the MOF acts as a catalyst. This means that the MOF will enable a chemical reaction to take place to produce a new chemical product at a faster rate or under different conditions. This does not include separation or transfer of minerals, metals, salts, ions or lithium as no chemical reaction is taking place over the MOF, but the MOF is used for its selective diffusion properties. The complex or bonding between minerals, metals, salts, ions or lithium and the MOF is not considered a new chemical product for this purpose.

2.	Gas separation in general to the extent such use is not covered by Part A.

3.	Downstream oil applications (fractionation).

4.	Separation of NH3 and H2S, CO2, NOx SOx and gases from all sources to the extent such use is not covered by Part A.

5.	Separation of H2O to the extent not covered by Parts A and/or B above.

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1.9

“Inventions” means any patentable or unpatentable method, technique, technology, design, inventions, discovery, idea, concept, reduction to practice or combinations of the foregoing, and all intellectual property rights associated therewith.

1.10	“License” is defined in Section 2.

1.11	“Licensed Products” is defined in Section 2.

1.12

“Mechanochemical process” is defined as processes based on mechanochemistry, which are reactions, normally of solids, induced by the input of mechanical energy, such as by grinding in ball mills or other mechanical devices.

1.13

“MOF Technology” means all Inventions and Data relating to the form or use of metal organic frameworks to which Sublicensor has retained an ownership interest or a license and has the right to sublicense the same. MOF Technology is incorporated in and includes, for example, production of powder, pressed pellets, extrusions, films, sprays, membranes or other applications alike.

1.14

“MOF Production Technology” means all Inventions and Data relating to the production of metal organic frameworks to which Sublicensor has retained an ownership interest or a license and has the right to sublicense the same. MOF Production Technology is incorporated in and includes methods by which MOF Technology is created.

1.15

“Patent Rights” shall mean the technology covered by the Composition Patent and all patent applications licensed to Sublicensor, as well as all existing and future filings based thereon, as well as all patent applications, issued patents, and future patents issued from any such patent applications; divisionals, continuations and continuations-in-part, extensions, reissues, re-examinations, post grant reviews, confirmations, renewals, supplemental protection certificates based on any patent or patent application or arising out of same and filed in the Territory within the Field of Use.

1.16	“Products” means metal organic framework material in powder form, such as prior to any value added steps, such as those provided by a Shaper.

1.17	“Receiving Party” is defined in Section 9.

1.18	“Royalty” is defined in Section 3.

1.19	“Shaper” means the value added step after the production of powder in order to bring it to a usable form such as beads, sponges, pellets, extrusions, films, sprays, membranes and the like.

1.20	“Term” shall mean from the Effective Date to the last date of expiration of any patent comprising or forming a part of the License or as defined in Section 11.

1.21	“Territory” means worldwide.

1.22

“Valid Claim” means a claim of an unexpired issued or granted patent as long as the claim has not been admitted as invalid by SubLicensor or otherwise caused to be invalid or unenforceable through reissue, disclaimer, or otherwise, or held invalid or unenforceable by a Governmental Authority of competent jurisdiction from whose judgment no appeal is allowed or timely taken.

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2.	Grant.

2.1    License. Subject to the terms and conditions of this Sublicense Agreement, Sublicensor hereby grants to Sublicensee and its Affiliates a perpetual, irrevocable (except in the event of non-payment of royalties) exclusive as indicated in the Field of Use, non-transferable (except as provided in Section 10, royalty-bearing right and license, with the right to further sublicense (subject to the restrictions set forth hereunder) under the Licensed to make, have made, use, have used, offer to sell, sell, have sold, make derivatives and import Products covered by a Valid Claim (such products, “Licensed Products”) in the Field of Use in the Territory (the “License”). For the avoidance of doubt, the scope of this License shall include, for example, Sublicensee’s partners, contractors, customers, and their customers that purchase the Licensed Products and manufacture or use systems, components or articles containing them.

2.2    Reserved Rights. Sublicensee acknowledges that Sublicensor reserves a non-exclusive right to provide research and development, and production services related to the technology of the Patent Rights to Sublicensee. Sublicensee acknowledges that Sublicensor reserves all of its other rights regarding the Patent Rights for any purpose that is outside the FOU.

2.3    License Activity. Sublicensee acknowledges and agrees that the rights under the Licensed granted in this Sublicense Agreement are expressly limited to the License granted in Section 2.1. Sublicensee acknowledges that the grant of such rights is conditioned on its agreement to refrain from using the Licensed Products for any purpose that falls outside of the FOU and that any such activity by Sublicensee will be a material breach of this Sublicense Agreement. Notwithstanding the above, Sublicensee shall not be deemed in breach of this section in case an end user of its products in which the Licensed Products is incorporated uses such product outside the FOU.

2.4    Grant Limitations. Sublicensee acknowledges and agrees that neither Sublicensee nor any of the Sublicensee’s Affiliates will have any rights in or to the Licensed Products by implication, estoppel, or otherwise, other than those rights expressly granted herein. Nor shall Sublicensor have or receive any rights in or to any existing or future Inventions, Data or intellectual property of Sublicensee by implication, estoppel, or otherwise, under this Sublicense Agreement.

2.5    First Right of Transfer Option. In the event Sublicensor determines to cease maintenance of the Composition Patent in a particular country, in such a manner that would permanently foreclose the opportunity to protect (or seek protection for) the claimed subject matter in that particular country (such specific subject matter in that particular country, the “Potentially Abandoned Subject Matter”), then Sublicensor shall provide Sublicensee with prompt notice of its decision in writing. Sublicensee shall have the exclusive first right of refusal and option to elect, but is not required to, continue to maintain such issued patent or prosecute such pending patent application in that particular country. In the event Sublicensee elects to take over responsibility for any Potentially Abandoned Subject Matter, Sublicensor agrees to immediately assign to Sublicensee all of its right, title and interest in such patents or applications prior to abandoning them.

3.	Royalties and Fees.

3.1    Fees. Sublicensor agrees to grant Sublicensee the License to the Patent Rights in accordance with the terms and conditions under this Sublicense Agreement in the form of an up-front payment (including milestone payments) worth a total of one thousand dollars ($1,000).

a)    Up-Front Payment. In consideration of its License to the Patent Rights under this Sublicense Agreement, Sublicensee shall pay to Sublicensor, (i) concurrently with the full execution of this Agreement, a payment of the full one thousand dollars ($1,000) by wire transfer to a bank account to be designated in writing by Sublicensor. The up-front payment is not refundable and is in addition to any Royalties or any other sums payable to Sublicensor under this Sublicense Agreement.

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3.2    Royalty. In partial consideration of its License to the Patent Rights under this Sublicense Agreement, in the event Licensed Product is not manufactured by Sublicensor, Sublicensee shall pay to Sublicensor a royalty (“Royalty”) for each kilogram of each Licensed Product manufactured by or for Sublicensee; the Royalty shall be equal to the Sublicensor’s obligation per kilogram to its Licensor. For avoidance of doubt, the calculation of the Royalty payment number shall be based on a sliding percentage scale Sublicensor obligation to Licensor per kilogram of Licensed Product from the table below.

Factory price €/Kg, based on real 2013 prices in Euro; the price ranges will be adjusted based on the official ECB inflation index for Germany.	Non-mechanochemical process	Mechanochemical process
0 < 100	1%	2%
100 < 500	2%	3%
500 < 1000	3%	4%
> 1000	4%	7%

3.3    Payment Terms and Royalty Statements.

a)    Payment Schedule. Sublicensee shall pay all Royalties payable under this Sublicense Agreement for each semi-annual period within sixty (60) days of the end of such semi-annual period. Each semi-annual period shall fall in accordance with the calendar year such that the periods end on June 30th and December 31st, respectively.

b)    Currency. Sublicensee shall make all payments in US Dollars by wire transfer of immediately available funds to a bank account to be designated in writing by Sublicensor.

c)    Accounting. On or before the due date for all payments to Sublicensor pursuant to this Sublicense Agreement, Sublicensee shall provide Sublicensor with an accounting statement (“Payment Statement”) showing:

i.    the total kilograms of Licensed Products manufactured by or for (excluding by Sublicensor) the Sublicensee in the relevant semi-annual period;

ii.    the semi-annual period for which the Royalties were calculated;

iii.    the exchange rate, if any, used for calculating any Royalties; and

iv.    such other particulars as are reasonably necessary for an accurate accounting of the payments made pursuant to this Sublicense Agreement.

v.    Sublicensee shall be responsible for the accounting for, and payment of, Royalties in respect of sales and other disposals made by its Affiliates, agents, and sublicensees, pursuant to the terms hereof.

d)    Late Payments. If payments are not received by Sublicensor within thirty (30) days after becoming due, Sublicensee shall pay to Sublicensor interest on the overdue payment from the date such payment was due to the date of actual payment at a rate of one and a half percent (1.5%) per month, or if lower, the maximum amount permitted under applicable Law.

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4.	Infringement of the Licensed IP

4.1    IP Defense. Each Party shall inform the other Parties promptly if it becomes aware of any infringement or potential infringement of the Composition Patent or the Patent Rights within the FOU. The Sublicensor shall at their own discretion take appropriate action to defend the Sublicensee’s rights against infringements. If the Sublicensor does not, within 30 days from becoming aware of infringement, take any legal steps in order to defend the Composition Patent, the Sublicensee may at its own expense defend the Patent Rights. Any cost directly associated to such defense costs, can be deducted from current or future royalty payments.

4.2    Infringer Notice. None of the Parties shall have any obligation to bring any suit, action, or other proceeding against any alleged infringer of any Patent Rights within the FOU, but Sublicensor shall have the first option to take such enforcement action for the Patent Rights as it deems best, in its good faith assessment. In the event Sublicensor does not take enforcement action against an alleged infringer (“Infringer”), Sublicensee shall be excused from making royalty payments on certain Licensed Products until an enforcement action is taken against the Infringer, if such Licensed Products are covered by the claims of the Patent Rights alleged to be infringed by the Infringer. The Parties agree that (i) providing written notice to an Infringer of the relevant Patent Rights, combined with (ii) settlement or licensing communications to seek the Infringer to take a sublicense to the Patent, constitute “enforcement action” under this Section, unless such settlement or licensing communications do not resolve the infringement within six (6) months from the date of first knowledge by Sublicensor of such alleged infringement.

4.3    Sublicensee Actionable Defense. In the event that Sublicensor fails to take effective action to abate infringement by a third party within the FOU within six (6) months of notice of such infringement, Sublicensee shall have the exclusive right, but not the obligation, to bring an action or take other steps, in its own name, to abate an infringement or unauthorized use of the Patent Rights in the FOU. Sublicensee shall have control over any such action, using counsel of its choice (including with respect to deciding whether to bring any claim, action, arbitration, charge, grievance, suit, or proceeding (each, an “Action”) against any particular entity) subject to the conditions set forth herein. If Sublicensee intends to bring any Action to enforce the Patent Rights within the FOU, Sublicensee shall give Sublicensor written notice of Sublicensee’s intent to bring any such Action a reasonable period in advance of commencing such Action, but in no event less than thirty (30) days (unless in Sublicensee’s reasonable discretion such Action is required to be initiated within a shorter period so as not to prejudice such Action, including where Sublicensee seeks a temporary relief). Thereafter, Sublicensor may, at their option and own expense, participate in any such Action (e.g., as a party in the Action or otherwise), and Sublicensee shall consult with Sublicensor and keep them reasonably informed with respect to such Action. Sublicensor will cooperate in good faith with Sublicensee in the conduct of such Action. At Sublicensee’s request, and at Sublicensee’s expense, Sublicensor shall cooperate with Sublicensee with respect to the foregoing, including joining as a necessary party to the Action if required by applicable law.

4.4    If Sublicensee brings an infringement claim, in accordance with Section 4.3, Sublicensor may elect, at its own initiative, to join as a Party to such action brought by Sublicensee, and Sublicensor may elect to be represented by separate counsel of its choice, at its own expense.

4.5    If Sublicensee brings an infringement claim in accordance with Section 4.3, prevails, and is awarded damages upon a final, non-appealable judgment in favor of Sublicensee, within thirty (30) days of receiving the awarded damages, first the Sublicensee and then Sublicensor shall be reimbursed their actual expenses, including their respective costs and attorneys’ fees. After reimbursing each party their actual expenses, any remaining money from the award shall be retained solely by Sublicensee.

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5.	Infringement of Third Party Rights

5.1    If any warning letter or other notice of infringement is received by a Party, or legal suit or other action is brought against a Party, alleging infringement of third party rights in the manufacture, use or sale of Products, that Party shall promptly provide full details of the notice or allegations to the other Parties. The Parties shall in good faith discuss how to resolve the situation.

5.2    In the event that the Parties are unable to decide on which steps to be taken to resolve the situation, to the extent that the notice or allegations of infringement relate solely to Licensed Products, Sublicensor shall have the final word – and responsibility for cost – on how such alleged infringements shall be responded to. This Section 7.2 shall not apply, however, if the notice or allegation relates to the manner in which the Licensed Products are utilized downstream by Sublicensee, its customers, contractors, or sublicensees during or after the value added step of a Shaper or other downstream processing or combination of other components with the Products. For avoidance of doubt, Sublicensee in its discretion shall have the final word on how best to resolve situations in which the notice or allegations of infringement do not relate solely to Licensed Products, as defined herein.

6.	Parties’ Representations, Warranties, and Undertakings.

6.1    Sublicensor hereby represents and warrants to Sublicensee, that as of the Effective Date:

a)    Sublicensor has all requisite power and authority to execute, grant, and deliver this Sublicense Agreement, and any other documents to be executed and delivered by it hereunder, to perform their obligations hereunder and to consummate the transactions contemplated hereby, and that Sublicensor owns or have sufficient rights in the Composition Patent and Patent Rights to grant the rights in the License in accordance with this Sublicense Agreement.

b)    The execution and delivery by Sublicensor of this Sublicense Agreement and performance by Sublicensor of their obligations hereunder, do not and will not, with or without the giving of notice or the lapse of time or both, (i) violate, conflict with, or result in a breach of or default by Sublicensor under any provision of their organizational documents, or of any agreement of undertaking to which Sublicensor is a party or by which it or any of the Patent Rights within the FOU is bound; or (ii) to the actual knowledge of Sublicensor, contravene any law or judgment applicable to any of the Patent Rights within the FOU.

c)    As of the Effective Date (i) Sublicensor warrants and represents there are no claims or potential claims (including invitation to license patents), raised by third parties, of any infringement against any practice of the Patent Rights and (ii) to the best of Sublicensor’s knowledge, the Patent Rights, and all components, parts, pieces, segments, divisions, and sectors, can be practiced with full freedom to operate by Sublicensee pursuant to this Sublicense Agreement without infringing the intellectual property rights of any third party.

6.2    Sublicensee hereby represent and warrant to Sublicensor, that as of the Effective Date:

a)    Sublicensee has all requisite power and authority to execute and deliver this Sublicense Agreement and each other instrument and document, if any, to be executed and delivered by it hereunder, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

b)    To Sublicensee’s best knowledge, the execution and delivery by Sublicensee of this Sublicense Agreement and each of the other instruments and agreements to be executed and delivered by it hereunder, and performance by Sublicensee of its obligations hereunder, do not and will not, with or without the giving of notice, or the lapse of time or both (i) violate, conflict with or result in a breach of or default by Sublicensee under any provision of its organizational documents or of any agreement of undertaking to which Sublicensee is a party or (ii) to the actual knowledge of Sublicensee contravene any law or judgment applicable to Sublicensee.

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7.	Disclaimers

7.1    Warranty Disclaimer. Nothing in this Sublicense Agreement is or will be construed as:

a)    subject to Section 6.1(c), a warranty that anything made, used, sold or otherwise disposed of under the License granted herein is or will be free from infringement of patents, copyrights and other rights of third parties;

b)    an obligation of Sublicensor to bring or prosecute actions or suits against third parties for infringement; or

c)    a grant by implication, estoppel, or otherwise of any licenses by any Party under and Inventions or Data, other than as specifically provided herein.

7.2    No Warrant. NEITHER SUBLICENSOR NOR SUBLICENSEE EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF SAFETY, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

7.3    Disclaimer of Liability. In no event, except as specifically set forth hereunder, will any of the Parties be liable for damages of any nature, including incidental, special or consequential damages resulting from the exercise by the other Party of its rights under this Sublicense Agreement or the use by the other Party of the Patent Rights.

8.	Indemnification.

8.1    Each Party will promptly indemnify the other Party against any losses, damages, costs and expenses incurred by such other Party as a direct result of any proven breach of a representation of the Party hereunder, or the breach of any of such Party’s undertakings hereunder.

8.2    Neither Party will be entitled to the above indemnity, unless, if any claim, suit, action or other proceeding to which the indemnity set forth above applies is brought against such Party, it gives the other Party prompt notice of same, and the Parties coordinate and cooperate in the defense of such claim, suit, action or other proceeding. If either Party seeks such indemnity from the other Party, then neither Party will adjust, settle or compromise any claim, suit, action or other proceeding brought against it, to which the indemnity set forth herein applies, without the prior written consent of the other Party, which consent will not be unreasonably withheld.

9.	Confidential Information.

9.1    Subject to the exclusions set forth in Section 9 below, all information, including scientific, commercial, business and technical information, communicated by either Party (the “Disclosing Party”) to the other Party (the “Receiving Party”), including, without limitation, any Inventions and Data contained in patent applications or relating to the Patent Rights, whether such information is delivered in written form or orally conveyed, whether or not marked as confidential (hereafter “Confidential Information”), will be received in strict confidence by the Receiving Party, handled at such standard of protection which is not lesser than the standard used by the Receiving Party with respect to its own confidential information, will be used solely for the purposes of this Sublicense Agreement and for no other purpose, and will be disclosed by the Receiving Party only to those employees, officers, consultants, Affiliates, contractors, sublicensees,

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partners, investors, or agents who have a need-to-know, and will not be disclosed to any other person or entity, without the prior written consent of the Disclosing Party. For the foregoing purpose, the Parties hereby agree to keep all Confidential Information confidential and to take all reasonably necessary steps to ensure that their employees, officers, consultants, Affiliates, contractors, sublicensees, partners, investors, or agents keep such information confidential, including without limitation, have them agree to and execute appropriate non-disclosure agreements.

9.2    The confidentiality obligations set forth in Section 11 do not apply to any information which: (i) is public knowledge at the date of this Sublicense Agreement or thereafter becomes public knowledge through no fault of the Receiving Party, (ii) is lawfully received by the Receiving Party from a third party who either has the right to disclose it, or is under no obligation of confidentiality to the Disclosing Party, (iii) is disclosed as required under any applicable law or pursuant to the requirements of any governmental authority or stock market regulations applicable to such Party, its Affiliates or sublicensees, or (iv) is independently developed by the Receiving Party without breach of this Sublicense Agreement.

9.3    Confidential Information may be disclosed in connection with a potential financing, acquisition, joint venture, or collaboration (including with service providers) of the Receiving Party or any of its Affiliates (regardless of the structure of such transaction) or the sale of such Receiving Party’s equity securities or assets, or a sublicense agreement entered into in compliance with the provisions hereof, in each case on a need-to-know-basis, and provided such persons to whom Confidential Information is to be disclosed has executed written non-disclosure undertakings acceptable to the Disclosing Party.

9.4    The burden of proof that any disclosure falls within any of the exclusions set forth in Section 9.2 is on the Receiving Party. Where a doubt exists, as to whether any of the aforesaid exclusions apply, the Receiving Party will give the Disclosing Party a written notice, and, if a dispute arises, then the Receiving Party will keep such information confidential until the dispute is settled or resolved in an appropriate court of law, subject to any temporary relief which the Receiving Party is entitled to apply for, to such court.

9.5    In the event of termination, the Receiving Party will, upon written request by the Disclosing Party, promptly return all Confidential Information, including all copies (paper and electronic) thereof, to the Disclosing Party.

9.6    The Sublicensor and Sublicensee entered in a Nondisclosure Agreement, dated November 3, 2019, that shall govern all other aspects of Confidential Information not contained in this Sublicense Agreement.

10.	Sublicensing; Non-Assignability.

10.1    Sublicensing. Sublicensee may further sublicense the Patent Rights in a manner consistent with the terms of this Sublicense Agreement and provided that such sublicense will not in any manner increase the liability and/or obligations of Sublicensor. All sublicense arrangements must be in writing and compliant with this Section 10 in order to become effective. In addition, Sublicensee will include provisions in any such sublicense agreement that: (a) are consistent with the confidentiality obligations set forth in Section 9; and (b) put the sublicensee on notice that no additional sublicense agreement can be granted by the sublicensee. Sublicensor reserves the right to require Sublicensee to include provisions in any such sublicense agreement for Sublicensee to perform audits to ensure that the Patent Rights is used solely within the FOU. To ensure compliance with Sublicensor’s obligations hereunder, Sublicensee shall provide Sublicensor with a copy of any further sublicense agreement entered into by Sublicensee promptly following the execution of such further sublicense agreement, which agreement shall be deemed Confidential Information and subject to the provisions of Section 9.

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10.2    Non-Assignability; Binding Agreement. Except in connection with a Change of Control, provided the assignee undertakes in writing to be bound to the terms of this Sublicense Agreement and further that advance written notice is provided to the other Parties, no Party may assign this Sublicense Agreement or any of its rights or obligations hereunder, except with the prior written consent of the other Parties. Notwithstanding anything in this Section 10, Sublicensee may assign this Sublicense Agreement or any of its rights or obligations hereunder to a parent or Affiliate without advance written notice to, or consent of Sublicensor. For avoidance of doubt, a Party may assign this Sublicense Agreement in connection with a Change of Control of the assigning Party or pursuant to merger, acquisition, corporate reorganization, divestiture, or sale of substantially all assets thereof, and provided that the assignee undertakes all obligations and responsibilities of the assigning Party hereunder. Any purported assignment, delegation, or transfer in violation of this Section 10.2 is void. This Sublicense Agreement is binding upon and inures to the benefit of the parties hereto and their respective permitted successors and assigns.

11.	Term and Termination.

11.1    This Sublicense Agreement becomes effective upon the Effective Date and will remain in effect unless and until terminated in accordance with this Section 11 or by written notice of the Sublicensee (the “Term”).

11.2    Cure Period. In the event of a material breach, the non-breaching Party may give written notice to the breaching Party to have the default cured. If the breaching Party fails to cure or to take substantive steps towards curing within sixty (60) days after the receipt of such notice the non-breaching Party may, and without prejudice to any of its other rights conferred on it by this Sublicense Agreement, and in addition to any other remedies that may be available by law or in equity, terminate this Sublicense Agreement. Notwithstanding the above, Sublicensor may only terminate this Sublicense Agreement if Sublicensee fails to pay royalties under the provisions of Section 3.

11.3    Termination by Sublicensor. Sublicensor shall have the right to terminate this Sublicense Agreement if Sublicensee fails to pay any amount due under this Sublicense Agreement on the due date for payment and remains in default sixty (60) days after Sublicensor’s written notice to Sublicensee to make such payment.

11.4    Termination by Sublicensee. Sublicensee shall have the right to terminate this Sublicense Agreement upon thirty (30) days written notice to Sublicensor.

11.5    Termination Survival. The Parties’ rights and obligations under, and/or the provisions contained in Sections        (in each case to the extent necessary to construe the Parties’ obligations under the foregoing provisions), will survive termination of this Sublicense Agreement.

11.6    Upon any such termination or insolvency as set forth in Section 12.4, Sublicensee shall have the right of first refusal to take an assignment of all rights and obligations of Sublicensor under the Patent Rights.

12.	Governing Law and Dispute Resolution.

12.1    Governing Law. This Sublicense Agreement shall be governed by the laws of the State of New York, U.S.A., to the exclusion of any choice of law or renvoi principles of such laws.

12.2    Dispute Resolution. Any dispute arising out of or in relation to this Sublicense Agreement shall be exclusively and fully and finally resolved by international arbitration pursuant to the then-prevailing rules of the International Center for Dispute Resolution of the American Arbitration Association, by a panel of three (3) arbitrators appointed in accordance with such rules. The place of arbitration shall be New York, N.Y., and the language of the arbitration shall be English. It is understood that, notwithstanding

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the foregoing, in the event of any alleged infringement of the Patent Rights, or a Parties’ Confidential Information, a Party shall retain the right to apply for equitable interim relief to any court or administrative agency of competent jurisdiction.

12.3    Effect of Award. Judgment on the award given pursuant to Section 12.2 may be entered in any court having jurisdiction over the Parties or their assets.

13.	Notices.

13.1    All notices required or permitted hereunder will be in writing and will be deemed effectively given: (i) upon personal delivery to the Party to be notified; (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) ten (10) days after having been sent by registered or certified airmail, return receipt requested, postage prepaid; or (iv) three (3) days after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

In the case of the SubLicensee:

Attn: Teague Egan

Energy Exploration Technologies, Inc.

1500 Cordova Rd. #302

Ft. Lauderdale, FL 33302,

United States of America

Email: teague@energyx.com

Phone: +1(954)854-0696

In the case of the SubLicensor:

Attn: Einar Eilertsen

ProfMOF AS

Kirkegardsveien 45 3616 Kongsberg

Norwary

Email: Einar.andre.eilertsen@profmof.com

14.	Miscellaneous.

14.1    Audit Rights. Sublicensor may examine, in confidence, Sublicensee’s records as may be necessary to ensure that the Patent Rights are used solely within the FOU. The cost of an inspection or audit shall be at the expense of Sublicensor; provided, however, that if any inspection or audit reveals that the Patent Rights are or were used outside the FOU or is or was used in a manner which materially deprived or diminished the rights that Sublicensor has or had under its agreement with Invent2, or any other agreement between the Parties, then Sublicensee will reimburse Sublicensor for the cost of such inspection or audit.

14.2    Severability and Enforceability. The provisions of this Sublicense Agreement are severable, and if any provisions of this Sublicense Agreement are determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability will not in any way affect the validity or enforceability of the remaining provisions hereof.

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14.3    No Waiver. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Sublicense Agreement will not constitute a waiver of that right and will not operate or be construed as a waiver of any future failure to perform any such term or condition.

14.4    Headings. The headings used in this Sublicense Agreement are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Sublicense Agreement.

14.5    No Amendment. No amendment or modification hereof will be valid or binding upon the Parties, unless made in writing and signed by all Parties.

14.6    Independent Contractor. In making and performing this Sublicense Agreement, Sublicensor and Sublicensee will act at all times as independent contractors and nothing contained in this Sublicense Agreement will be construed or implied to create an agency, partnership, joint venture, or employer and employee relationship between Sublicensor and Sublicensee, or Sublicensee and any other Party.

14.7    No Authorization. At no time will one Party make commitments or incur any charges or expenses for or in the name of the other Party except as specifically provided herein.

14.8    Counterparts. This Sublicense Agreement may be executed in any number of counterparts, each of which shall be deemed as original, and all of which together shall constitute one instrument.

14.9    Force Majeure. Neither Party shall be in default hereunder by reason of any failure or delay in the performance of its obligations hereunder, where such failure or delay is due to any cause beyond its reasonable control, including riot, rebellion, invasion, epidemic, hostilities, war, terrorist attack, embargo, natural disaster, acts of God, flood, fire, sabotage, loss and destruction of property, or any other circumstances or causes beyond such Party’s reasonable control.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have hereinto set their hands and seals and duly executed this Sublicense Agreement the day and year set forth below.

Energy Exploration Technologies, Inc.		ProfMOF AS

/s/ Teague Egan		/s/ Eric Qstreng
Name:	Teague Egan	Name:	Eric Qstreng
Title:	CEO	Title:	Chairman
Date:	November 3, 2020	Date:	3 Nov 2020

[Signature Page to Sublicense Agreement]

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